Exhibit 1.01

Belden Inc.

Conflict Minerals Report

For The Year Ended December 31, 2014

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). For the purpose of the required Reasonable Country of Origin Inquiry, Belden Inc. (the “Company”) continued to receive supply chain responses through April 30, 2015. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report, to the SEC that includes a description of those due diligence measures.

In compliance with the Rule, the report presented herein has not been subjected to an independent private sector audit.

1.	Company Overview

This report has been prepared by management of Belden Inc. (herein referred to as “Belden”, the “Company”, “we”, “us” or “our”). The information includes the activities of all majority-owned subsidiaries that are required to be consolidated.

Belden is an innovative signal transmission solutions provider built around four global business platforms – Broadcast Solutions, Enterprise Connectivity Solutions, Industrial Connectivity Solutions, and Industrial IT Solutions. With the January 2, 2015 acquisition of Tripwire, Inc., Belden added a fifth reporting segment, Network Security. Because this report addresses the year ended December 31, 2014,

Tripwire and Network Security are excluded from the remainder of this report. Belden’s comprehensive portfolio of signal transmission solutions provides industry leading secure and reliable transmission of data, sound and video for mission critical applications. We have approximately 8,000 employees worldwide and maintain operations across North America, South America, Europe and Asia. We were incorporated in Delaware in 1988 and our principal executive offices are located at 1 North Brentwood Boulevard, 15th Floor, Saint Louis, Missouri 63105.

2.	Products Overview

Belden’s product lines are specific to the four global business platforms. Broadcast products and solutions include camera mounted fiber solutions, interfaces and routers, broadcast and audio-visual cable solutions, monitoring systems, playout systems, outside plant connectivity products, and other cable and connectivity products. Enterprise products include solutions such as fiber and copper connectivity products; fiber optic and copper cable products; and wiring racks, panels, and enclosures. These cable products include high-performance copper cables including 10-gigabit Ethernet technologies and fiber optic cables. Enterprise products also include interconnecting hardware, intelligent patching devices, and cable management solutions for complete end-to-end network structured wiring systems. Industrial Connectivity products include solutions such as industrial and input/output (I/O) connectors, industrial cables, IP and networking cables, I/O modules, distribution boxes, customer specific wiring solutions, and load-moment indicators for the mobile crane market. Industrial IT products include security devices, Ethernet switches and related equipment, routers and gateways, network management software, and wireless systems.

Based upon Belden’s internal assessment, the products from each of the four business platforms contain one or more 3TG minerals. Accordingly, for the purposes of this assessment, no product lines were excluded from our analysis.

3.	Supply Chain Overview

In order to manage the scope of this task, Belden relies upon our suppliers to provide information on the origin of the 3TG contained in components and raw materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. Our suppliers are expected to provide the 3TG sourcing information to us in order to cooperate with this endeavor.

We reached out to our suppliers early in the process in order to communicate the SEC requirements and Belden’s due diligence expectations. In addition, Belden has performed an analysis of our product components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and contacting our current suppliers that provide raw materials or components that contain 3TG. We adopted the standard conflict minerals reporting templates established by the Conflict-Free Sourcing Initiative (“CFSI”), and launched our conflict minerals due diligence communication survey to these suppliers in 2013.

4.	Reasonable Country of Origin Inquiry

We conducted an analysis of our products and found that the above SEC defined “conflict minerals”, which are tin, tantalum, tungsten, and gold (3TG), can be found in many of Belden’s products, most notably, tinned copper wire serving as the conductor in many of our cable products, gold plating present on many of our connector products and tungsten and tantalum in the printed circuit board components of our networking products. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

Following our initial good faith reasonable country of origin inquiry, Belden quickly concluded that a deeper due diligence process would be necessary to reach meaningful conclusions regarding the country of origin of many of the 3TG minerals used in our products.

Due to the breadth and complexity of Belden’s products and respective supply chain, it will take time for a complete mapping of the supply chain to be completed. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/Conflict-Free Smelter program, and continuing our outreach efforts we hope to further develop transparency into our supply chain.

5.	Management Systems Implemented by Belden

5.1.	Conflict Minerals Statement

Belden Inc.

Statement on Conflict Minerals

April, 2014

Belden Inc. (BDC) is aware of and concerned by reports that profits from the sale of certain metals mined in the Democratic Republic of the Congo (DRC) or adjoining countries have helped fuel war and human rights violations in the eastern Congo. Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act imposes new supply chain reporting requirements on U.S. publicly traded companies to promote transparency and consumer awareness regarding the use of “conflict minerals” (tantalum, tin, gold and tungsten, or “3TG”) that directly or indirectly finance or benefit armed groups in that region.

As required by the Dodd-Frank Act, the U.S. Securities and Exchange Commission (SEC) has adopted rules requiring publicly traded companies to disclose certain information about the use of 3TG that originated in the DRC or an adjoining country in their products. Companies are also required to perform a reasonable country of origin inquiry and, if necessary, additional due diligence to confirm that the use of 3TG is conflict free. Conflict free means the product does not contain 3TG that directly or indirectly finances or benefits armed groups in the DRC or an adjoining country.

Belden, like many companies in electronic product industries, uses some of these materials in the manufacturing of our products as they are required for the functional performance of the products. Belden does not purchase these metals directly from smelters or mines, so we must rely on the source information provided by our suppliers. Belden is working closely with our direct suppliers to trace newly mined minerals back to their origin in order to ensure responsible sourcing. As tracing methods evolve, we intend to incorporate appropriate proven methods in our program.

Belden requires suppliers whose products contain 3TG to submit this information to Belden using the standardized EICC/GeSI Conflict Minerals Reporting Template that traces the metals back through the supply chain. Belden also supports industry initiatives such as the Conflict Free Smelter (CFS) program to validate responsible and sustainable sources. If Belden becomes aware of a supplier whose supply chain includes metals from a conflict source, Belden will take the appropriate actions to remedy the situation in a timely manner, including reassessment of supplier relationships. Belden expects our suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.

Belden’s supply chain audit is ongoing and we will comply with the reporting requirements by May 31, 2015, the annual reporting deadline outlined by the Dodd-Frank regulations.

5.2.	Due Diligence Process

5.2.1.	Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten. Belden is working to ensure that our due diligence process, management and measures conform in all material respects with the framework OECD Guidance.

Our conflict minerals due diligence process includes: the development of a Statement on Conflict Minerals; establishment of a steering committee with cross functional team members and senior executives; communication to, and engagement of, suppliers; due diligence compliance process and measurement; record keeping and escalation procedures.

5.2.2.	Internal Team

Belden established a steering committee for complying with the applicable rules. Our steering committee includes representation from the following functional areas of the Company: purchasing, legal, engineering, information technology, finance, operations, environmental, health and safety, sales and marketing, and internal audit. The committee of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our Director, Global Supply Chain, who acts as the conflict minerals steering committee chair. It is anticipated that in 2015, oversight for the reporting aspects of the Rule will be delegated to Belden’s Disclosure Committee, which reviews the Company’s reports on Forms 10-K and 10-Q as well as our quarterly earnings releases.

5.2.3.	Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have surveyed 100% of suppliers providing 3TG raw materials or components necessary to the functionality of our products. Feedback from this engagement will allow us to react to any instances of conflict minerals from the DRC, if any, consistent with our Statement on Conflict Minerals described above.

5.2.4.	Escalation Procedure

Belden’s data collection team follows a strict protocol to ensure that survey responses are received from all 3TG suppliers and that responses are complete, internally consistent and reflective of Belden’s independent knowledge of such suppliers. Suppliers that are not responsive or who respond in an incomplete or inconsistent manner, receive a follow-up communication from the Belden team. This follow-up and escalation process continues until we are satisfied that the submission is complete and accurate, or until the follow-up effort has proven futile because of a lack of cooperation from upstream suppliers.

5.2.5.	Record Maintenance

Belden has established our due diligence compliance process and set forth a documentation and record maintenance mechanism to ensure the relevant documentation is retained in a structured electronic database.

5.3.	Risk Mitigation

As our due diligence program continues to evolve over time, we intend to take the following steps to continue to mitigate any possible risk that the necessary 3TG minerals in our products could benefit armed groups in the DRC or adjoining countries:

•	Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion.

•	Continue to influence additional smelters to obtain CFS status through our supply chain, where possible.

•	Analyze alternative sourcing options in cases where suppliers are not cooperative with our program.

6.	Identify and assess risk in the supply chain

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify all entities that are upstream from our direct suppliers.

We have identified over 500 direct suppliers of 3TG raw materials and components for our products. We have surveyed and received responses from nearly 100% of these suppliers. We have not received any responses that would lead us to believe that the source is problematic. However, because many of our direct suppliers are reliant on information provided by many layers of upstream suppliers and because oftentimes the supply chain leads to a smelter that has not been certified as conflict-free, it is difficult for us to come to a definitive conclusion.

7.	Design and Implement a Strategy to Respond to Risks

Belden will work with suppliers who are sourcing from non-Conflict Free smelters to move towards using Conflict Free smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.

8.	Support the Development and Implementation of Independent Third Party Audits of Smelters’ and Refiners’ Sourcing

Belden does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon the industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

9.	Report on Supply Chain Due Diligence and Results

In addition to this report, for further information about our supply chain conflict minerals policy, including our approach for supply chain due diligence and supplier expectation, please see: www.belden.com under “About Belden” in “Corporate Responsibility”. The content of any website referred to in this Report is included for general information only and is not incorporated by reference in this Report.

10.	Future Due Diligence Measures

During the reporting period for the calendar year ending December 31, 2015, we are continuing to engage in the activities described above in our efforts to have a complete understanding of our supply chain. We will continue to monitor the CFS program in the hope that more smelters identified in our supplier surveys achieve the conflict-free certification on which we can rely.